Mail Stop 3561

January 18, 2007

George J. Roberts
Senior Vice President & Chief Financial Officer
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

> **Re: TVI Corporation**
> **File No. 000-10449**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2006**
> **Form 8-K furnished on January 19, 2006**

Dear Mr. Roberts:

We have reviewed your December 22, 2006 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1. We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concerns raised in our prior comment. You state in your response that you view Thermal Products and Shelter offerings as one group of similar products and services that do not meet the requirements for individual product revenue disclosures. While we have not objected to the treatment of these two groups of products as a single segment, we

note that an individual product type or service type is often times more narrowly defined than a segment. In this regard, it would appear that your Shelter offerings and/or Thermal Product groups may each consist of more than one product type for which revenues should be disclosed in the notes to the financial statements in accordance with paragraph 37 of SFAS No. 131. The significant number of products which you offer appears to be evidenced by the number of product offerings discussed throughout your filing and on your website. Furthermore, we believe that your disclosure throughout the MD&A sections of your filings on Form 10-Q subsequent to fiscal year 2005, which indicate that changes in product mix or expected product mix have impacted gross margin, and more significantly, your inventory balance and inventory turnover rate, may substantiate the need for disclosures of revenues by product type in both MD&A and the notes to your financial statements. Based on the aforementioned factors, we believe you should report/ disclose revenues from external customers for each product and service or each group of similar products and services in both the Notes and MD&A of your future filings. Please provide a sample of your proposed expanded disclosure with your response.

2. We have reviewed your response to our prior comment numbers 3 and 12. Please confirm that your MD&A disclosures in future filings will be enhanced by similar qualitative disclosures that explain the underlying reasons for changes in product mix, production levels, levels of demand, material estimates (e.g., warranty reserve), inventory balances, and other factors impacting material balances in the financial statements.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Acquisitions and Contingent Consideration, page 38

3. We have reviewed your response to our prior comment number 7. However, you have not adequately explained why the additional earnout consideration (payable to Dale Kline and Hans Hauser if certain target earnings thresholds are achieved) should be recorded as goodwill (i.e., an adjustment to purchase price), as opposed to compensation expense. Pursuant to EITF 95-8, a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post-combination services. Consequently, provide us a detailed and comprehensive analysis of each factor contained in EITF 95-8 to support your accounting. In addition, your response should specifically explain to us why Dale Kline and Hans Hauser would be required to continue to provide services through the earnout period in order to receive the additional contingent consideration, if such consideration is not a form of compensation for the services provided over such period. Furthermore, if you continue to believe that treatment of the potential

earnout consideration as goodwill would be appropriate because the initial consideration paid for the acquisition of STI is at the low end of the valuation range established for STI, please a) tell us the valuation range determined for STI and b) provide us with a detailed analysis supporting your valuation range.

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Liquidity and Capital Resources, page 17

4. Refer to prior comment 12. We do not believe that your response adequately demonstrates why your inventory is properly stated at the lower of cost or market. Accordingly, please provide us both the analysis that you used to establish an inventory reserve at September 30, 2006 and the accompanying slow moving inventory report. In addition, quantify for us and highlight the specific September 30, 2006 inventory that has been sold subsequently for cash. With regard to these subsequent sales, further identify any inventory that was sold for a loss.

5. We have reviewed the September 30, 2006 accounts receivable aging schedule, which you provided in response to our prior comment number 14. However, we note that the total of the accounts receivable balances included on the aging schedule does not agree to the accounts receivable balance disclosed on your balance sheet as of September 30, 2006. As such, please reconcile between the accounts receivable balance per your aging schedule and that which was presented on your balance sheet or provide us with a revised aging schedule.

6. We note that you had approximately $568,000 in account receivable balances that were greater than 90 days past due at September 30, 2006. Per your accounts receivable aging as of December 18, 2006, it appears that several of the balances that were greater than 90 days past due at September 30, 2006 remained outstanding at December 18, 2006.

   In addition, we note that as of December 31, 2005, your allowance for doubtful accounts balance was only $175,000. Per your response to our prior comment number 14, it appears that you only recorded additional bad debt expense of $15,000 during the nine months ended September 30, 2006. Given i) the total amount of the account receivable balances which were greater than 90 days past due at September 30, 2006 (and remained uncollected as of December 18, 2006) and ii) your general customer payment terms of Net 30 days, it appears that your allowance for doubtful accounts balance as of September 30, 2006 may be significantly understated. As such, please revise your allowance for doubtful accounts balance as of September 30, 2006 or explain to us in detail why you believe that your allowance for doubtful accounts balance is adequate. To the extent that you continue to believe that your allowance for doubtful accounts balance is adequate, please provide the following information in your response:

- An explanation of how your accounting treatment for long-outstanding accounts receivable balances is in accordance with your accounting policy of recognizing allowances for doubtful accounts a) based on the length of time the receivables are outstanding or b) when a customer's ability to meet its financial obligations is impaired.
- A detailed analysis of all accounts receivable balances written off both during the nine-month period ended September 30, 2006 and from September 30, 2006 through the date of your response.
- An explanation as to why you believe that your accounts that are currently greater than 90 days past due remain collectible, including a discussion of the reasons why any significant accounts have not been paid (e.g. customer financial difficulties, disputes, etc.).

In addition, please i) provide an updated accounts receivable aging schedule as of a date that is near the date of your response and ii) reconcile the schedule to the nearest balance sheet date.

7. Based upon your response to our prior comment number 14, it appears that you have not reserved for the Global Protection, LLC's accounts receivable balance as you believe that you will prevail in litigation that has been initiated against this customer. Furthermore, we note that Global Protection, LLC's accounts receivable balance has been more than 120 days past due since September 30, 2006. We do not consider the belief that you will be successful in your litigation against Global Protection, LLC to be evidence of the collectibility of Global Protection, LLC's accounts receivable balance. More specifically, it appears that your litigation against Global Protection, LLC may reflect the uncollectibility of the customer's accounts receivable balance through the ordinary course of business, while any recovery of the balance sought through litigation may be representative of a contingent gain. In this regard, please provide the following information with regard to your receivable from Global Protection, LLC:

- The earliest date when the full receivable balance of $302,991.77 was reflected in your financial statements.
- The reason the balance has not been collected as of December 18, 2006, including the nature of your litigation/dispute.
- The date or quarterly reporting period when litigation was initiated against Global Protection, LLC.

In addition, we believe that the full Global Protection, LLC accounts receivable balance should be reserved, to the extent that litigation appears to be the only means of collecting the balance. Furthermore, we note that in accordance with paragraph 17(a) of SFAS No. 5, contingencies that might result in gains usually are not reflected in the financial statements, since to do so might be to recognize revenue prior to realization. As such, we do not believe that you should recognize a contingent gain related to the aforementioned receivable balance unless there is prevailing evidence of its realization.

Form 8-K furnished on January 19, 2006

Exhibit 99.4 – Unaudited Pro Forma Condensed Financial Information

8. We have reviewed your response to our prior comment number 16. However, given that you have provided unaudited pro forma condensed financial information as of September 30, 2005, for the year ended December 31, 2004, and for the nine month period ended September 30, 2005, we are still unclear as to which pro forma period's financial information would be derived from STI's income statement information for the three months ended September 30, 2003. As such, please clarify how the income statement information for the three months ended September 30, 2003 is relevant to any of the pro forma financial statement periods presented.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief